Exhibit 99.4

Consent OF JIANG PU

As required by Rule 438 under the Securities Act of 1933, as amended, the undersigned hereby consents to being named as a Director Nominee in the Registration Statement on Form S-1 of Greenland Acquisition Corporation (the “Company”), originally filed on June 29, 2018, and any and all amendments thereto, registering securities for issuance in the Company’s initial public offering.

Dated: July 10, 2018

/s/ Jiang Pu
Jiang Pu